SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 8, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 8, 2008

TAM to Offer Additional flights to Buenos Aires in high season

Scheduled departures from Porto Seguro, Recife and Salvador will expand options available to passengers from the Northeast

São Paulo, May 8, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) will offer additional flights to Ezeiza International Airport in Buenos Aires, Argentina, with departures from Porto Seguro, Recife, Salvador, Sao Paulo and Rio de Janeiro, from June 19 to August 10 in order to meet the demands of the high season. In doing this, TAM will supplement availability of flights connecting Brazil's Northeast with Buenos Aires, expanding options for passengers wanting to take this route, as well as increasing the number of flights from São Paulo and Rio de Janeiro.

TAM currently operates 49 weekly frequencies to Buenos Aires, with departures from Belo Horizonte, Brasilia, Florianopolis, Fortaleza, Porto Alegre, Rio de Janeiro, Salvador and Sao Paulo. With the additional flights, the airline will be offering 56 flights per week to the Argentine capital.

On Mondays, Tuesdays, Wednesdays and Fridays, the flight will depart Recife at 3:30 p.m. and land in Salvador at 4:45 p.m., taking off at 5:30 p.m. en route to Tom Jobim (Galeao) International Airport in Rio de Janeiro, departing from there at 8:30 p.m. and landing at Ezeiza airport in Buenos Aires at 11:50 p.m. For the return trip, the flight will depart from Ezeiza at 6:30 a.m., landing in Rio at 9:30, in Salvador at 12:25 p.m. and in Recife at 2:25 p.m.

On Saturdays, the flight will depart from Porto Seguro at 10:45 a.m. and arrive in Buenos Aires at 3:00 p.m. The return trip will be on flight, departing from Ezeiza at 6:00 a.m. and arriving in Porto Seguro at 9:45 a.m.

On Thursdays and Sundays, the flight will leave Guarulhos International Airport in Sao Paulo at 11:20 p.m., arriving in Ezeiza at 2:10 a.m. For the return trip, the flight will depart from Buenos Aires at 7:45 a.m. and land at 10:25 in Guarulhos.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years and closed March 2008 with a 51.4% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 68.9% in March. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.5 million members and has redeemed more than 5.2 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.